March 31, 2013	Unaudited Condensed Consolidated Financial Statements
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Eldorado Gold Corporation

Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	Note	March 31, 2013	December 31, 2012

		$	$
ASSETS
Current assets
Cash and cash equivalents		668,615	816,843
Term deposits		158,927	-
Restricted cash		261	241
Marketable securities		3,352	1,988
Accounts receivable and other		93,579	112,324
Inventories		203,883	220,766
		1,128,617	1,152,162
Investments in significantly influenced companies		31,251	27,949
Deferred income tax assets		2,607	3,149
Restricted assets and other		36,905	31,846
Defined benefit pension plan		6,847	4,571
Property, plant and equipment		5,932,883	5,868,742
Goodwill		839,710	839,710
		7,978,820	7,928,129
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		228,113	224,567
Current debt	6	12,442	10,341
		240,555	234,908
Debt	6	583,320	582,974
Asset retirement obligations		80,310	79,971
Deferred income tax liabilities	7	952,287	816,941
		1,856,472	1,714,794
Equity
Share capital	8	5,303,095	5,300,957
Treasury stock		(12,307)	(7,445)
Contributed surplus		71,827	65,382
Accumulated other comprehensive loss		(25,034)	(24,535)
Retained earnings		499,172	594,876
Total equity attributable to shareholders of the Company		5,836,753	5,929,235
Attributable to non-controlling interests		285,595	284,100
		6,122,348	6,213,335
		7,978,820	7,928,129

Approved on behalf of the Board of Directors
(Signed) Robert R. Gilmore Director	(Signed) Paul N. Wright Director

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Unaudited Condensed Consolidated Income Statements

(Expressed in thousands of U.S. dollars except per share amount)

For the quarter ended March 31,	Note	2013	2012
		$	$
Revenue
Metal sales		338,068	271,549

Cost of sales
Production costs		130,368	91,239
Depreciation and amortization		37,114	27,408
		167,482	118,647
Gross profit		170,586	152,902

Exploration expenses		7,624	8,696
General and administrative expenses		16,486	16,162
Defined benefit pension plan expense		629	635
Share based payments		8,877	9,023
Acquisition costs	5	-	17,804
Foreign exchange gain		(102)	(1,107)
Operating profit		137,072	101,689

Loss (gain) on disposal of assets		36	(213)
Gain on marketable securities and other investments		(21)	(1,032)
Loss on investments in significantly influenced companies		909	1,281
Other income		(1,976)	(946)
Asset retirement obligation accretion		339	368
Interest and financing costs		10,501	688

Profit before income tax		127,284	101,543
Income tax expense	7	171,252	27,725
Profit (loss) for the period		(43,968)	73,818

Attributable to:
Shareholders of the Company		(45,463)	67,851
Non-controlling interests		1,495	5,967
Profit (loss) for the period		(43,968)	73,818

Weighted average number of shares outstanding
Basic		714,504	615,147
Diluted		715,364	617,851

Earnings (loss) per share attributable to shareholders of the Company:
Basic earnings (loss) per share		(0.06)	0.11
Diluted earnings (loss) per share		(0.06)	0.11

The accompanying notes are an integral part of these consolidated financial statements

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Expressed in thousands of U.S. dollars)

For the quarter ended March 31,	2013	2012
	$	$

Profit (loss) for the period	(43,968)	73,818
Other comprehensive loss:
Change in fair value of available-for-sale financial assets	(482)	(113)
Realized gains on disposal of available-for-sale financial assets transferred to net income	(17)	(24)
Total other comprehensive loss for the period	(499)	(137)
Total comprehensive income (loss) for the period	(44,467)	73,681

Attributable to:
Shareholders of the Company	(45,962)	67,714
Non-controlling interests	1,495	5,967
Total comprehensive income (loss) for the period	(44,467)	73,681

The accompanying notes are an integral part of these consolidated financial statements

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

For the quarter ended March 31,	Note	2013	2012
		$	$
Cash flows generated from (used in):
Operating activities
Profit (loss) for the year		(43,968)	73,818
Items not affecting cash
Asset retirement obligation accretion		339	368
Depreciation and amortization		37,114	27,408
Unrealized foreign exchange loss		121	514
Deferred income tax expense (recovery)	7	135,888	(8,986)
Loss (gain) on disposal of assets		36	(213)
Loss on investments in significantly influenced companies		909	1,281
Gain on marketable securities and other investments		(21)	(1,032)
Share based payments		8,877	9,023
Defined benefit pension plan expense		629	635
		139,924	102,816

Changes in non-cash working capital	11	27,168	(19,541)
		167,092	83,275
Investing activities
Net cash received on acquisition of subsidiary	5	-	18,789
Purchase of property, plant and equipment		(101,214)	(52,514)
Proceeds from the sale of property, plant and equipment		56	659
Proceeds on pre-production sales		4,328	6,064
Proceeds from the sale of marketable securities		332	230
Funding of non-registered supplemental retirement plan investments, net		-	(6,023)
Investments in significantly influenced companies		(6,357)	(696)
Investment in term deposits		(158,927)	-
Decrease in restricted cash		(10)	(1,287)
		(261,792)	(34,778)
Financing activities
Issuance of common shares for cash		1,422	6,090
Dividend paid to shareholders		(50,241)	(49,880)
Purchase of treasury stock		(6,294)	(6,011)
Long-term and bank debt proceeds		12,412	-
Long-term and bank debt repayments		(10,354)	(5,563)
Loan financing costs		(473)	-
		(53,528)	(55,364)
Net decrease in cash and cash equivalents		(148,228)	(6,867)
Cash and cash equivalents - beginning of period		816,843	393,763

Cash and cash equivalents - end of period		668,615	386,896

The accompanying notes are an integral part of these consolidated financial statements

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Changes in Equity

(Expressed in thousands of U.S. dollars)

For the quarter ended March 31,	Note	2013	2012
		$	$
Share capital
Balance beginning of period		5,300,957	2,855,689
Shares issued upon exercise of share options, for cash		1,422	6,090
Transfer of contributed surplus on exercise of options		716	6,508
Shares issued on acquisition of European Goldfields Ltd.	5	-	2,380,140
Transfer of contributed surplus on exercise of deferred phantom units		-	10,522
Balance end of period		5,303,095	5,258,949

Treasury stock
Balance beginning of period		(7,445)	(4,018)
Purchase of treasury stock		(6,294)	(6,011)
Shares redeemed upon exercise of restricted share units		1,432	1,572
Balance end of period		(12,307)	(8,457)

Contributed surplus
Balance beginning of period		65,382	30,441
Share based payments		8,593	8,215
Shares redeemed upon exercise of restricted share units		(1,432)	(1,572)
Options issued on acquisition of European Goldfields Ltd.	5	-	31,130
Deferred phanton units granted on acquisition of European Goldfields Ltd.		-	29,105
Transfer to share capital on exercise of options and deferred phantom units		(716)	(17,030)
Balance end of period		71,827	80,289

Accumulated other comprehensive loss
Balance beginning of period		(24,535)	(10,069)
Other comprehensive loss for the period		(499)	(137)
Balance end of period		(25,034)	(10,206)

Retained earnings
Balance beginning of period		594,876	382,716
Dividends paid		(50,241)	(49,880)
Profit (loss) attributable to shareholders of the Company		(45,463)	67,851
Balance end of period		499,172	400,687
Total equity attributable to shareholders of the Company		5,836,753	5,721,262

Non-controlling interests
Balance beginning of period		284,100	56,487
Profit attributable to non-controlling interests		1,495	5,967
Acquired non-controlling interest	5	-	260,093
Balance end of period		285,595	322,547

Total equity		6,122,348	6,043,809

The accompanying notes are an integral part of these consolidated financial statements

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.	General Information

Eldorado Gold Corporation (“Eldorado” or the “Company”) is a gold exploration, development, mining and production company. The Company has ongoing exploration and development projects in Turkey, China, Greece, Brazil and Romania. The Company acquired control of European Goldfields Ltd. (“EGU”) in February 2012, including its producing mine, Stratoni, and development projects, Olympias and Skouries, in Greece and its development project, Certej, in Romania.

Eldorado is a public company which is listed on the Toronto Stock Exchange and New York Stock Exchange and is incorporated and domiciled in Canada.

2.	Basis of preparation

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’. They do not include all of the information and footnotes required by the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board for full annual financial statements and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2012.

The same accounting policies are used in the preparation of these unaudited condensed consolidated interim financial statements as for the most recent audited annual financial statements and reflect all the adjustments necessary for fair presentation in accordance with IFRS for the interim periods presented.

3.	Adoption of new accounting standards

The following standards and amendments to existing standards have been adopted by the company commencing January 1, 2013:

•	IAS 19 Employee Benefits’ – On June 16, 2011, the International Accounting Standards Board (IASB) published a revised version of IAS 19. The revised IAS 19 (“IAS 19R”) represents IASB’s effort to improve the accounting for employee retirement benefits. The revisions include:
-	Requirement to recognize past service costs immediately in net income rather than using the corridor method.
-	Requirement to recognize actuarial gains and losses immediately in other comprehensive income OCI. Previously, companies had the option of recognizing actuarial gains and losses through OCI immediately or via use of the corridor method.
-	Requirement that expected return on plan assets be calculated based on the rate used to discount the defined benefit obligation which is based on high quality bond yields. Previously, equity returns were incorporated into the expected return on plan assets.
-	Requirement for more disclosure relating to the characteristics and risks of the amounts in the financial statements regarding defined benefit plans, including the timing and uncertainty of the entity’s cash flows.

The adoption of this standard had a nominal impact on the Company’s unaudited condensed interim consolidated financial statements. Therefore comparative periods have not been restated.

•

IFRS 10 ‘Consolidated Financial Statements’ – This IFRS establishes control as the basis for an investor to consolidate its investee; it defines control as an investor’s power over the investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor's return through its power over the investee. At January 1, 2013, the Company adopted this standard and there was no impact on its unaudited condensed interim consolidated financial statements.

(1)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Adoption of new accounting standards (continued)
•

IFRS 11 ‘Joint Arrangements’ – This standard replaces the guidance in IAS 31 ‘Interests in Joint Ventures’.  Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures.  Joint ventures entities are now accounted for using the equity method.

Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall collapse the proportionately consolidated net asset value into a single investment balance at the beginning of the earliest period presented.  The investment’s opening balance is tested for impairment in accordance with IAS 28 and IAS 36 ‘Impairment of Assets’.  Any impairment losses are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented. At January 1, 2013, the Company adopted this standard and there was no impact on its unaudited condensed interim consolidated financial statements..

•

IFRS 12 ‘Disclosure of Interests in Other Entities’ – This IFRS is a new standard that applies to companies with an interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities.  The application of this standard intends to enable users of the financial statements to evaluate the nature of and risks associated with its interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. Companies are now required to disclose information about significant judgments and assumptions made in determining the control of another entity, the joint control of an arrangement or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle.  At January 1, 2013, the Company adopted this standard and there was no impact on its unaudited condensed interim consolidated financial statements.

•

IFRS 13 ‘Fair value measurement’ – This IFRS aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. At January 1, 2013, the Company adopted this standard and the required disclosures are included in note 10 of these unaudited condensed interim consolidated financial statements.

•

IFRIC 20 ‘Stripping costs in the production phase of a surface mine’ – This interpretation applies to waste removal costs that are incurred in open pit mining activity during the production phase of the mine. Recognition of a stripping activity asset requires the asset to be related to an identifiable component of the ore body. Stripping costs that relate to inventory produced should be accounted for as a current production cost in accordance with IAS 2, ‘Inventories’. Stripping costs that generate a benefit of improved access and meet the definition of an asset should be accounted for as an addition to an existing asset. Existing stripping costs on the balance sheet at transition that do not relate to a specific ore body should be written off to opening retained earnings. The stripping activity asset shall be depreciated on a systematic basis, over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity. At January 1, 2013, the Company adopted this interpretation and there was no impact on its unaudited condensed interim consolidated financial statements.

4.	Critical accounting estimates and judgements
The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

(2)

4.	Critical accounting estimates and judgements (continued)
Significant areas requiring the use of management estimates include assumptions and estimates relating to determining defined proven and probable reserves, value beyond proven and probable reserves, fair values for purposes of purchase price allocations for business acquisitions, asset impairment analyses, asset retirement obligations, share-based payments and warrants, pension benefits, valuation allowances for deferred income tax assets, the provision for income tax liabilities, deferred income taxes and assessing and evaluating contingencies.
Actual results could differ from these estimates. Outlined below are some of the areas which require management to make estimates and assumptions in determining carrying values.
Purchase price allocation
Business combinations require estimates to be made at the date of acquisition in relation to determining asset and liability fair values and the allocation of the purchase consideration over the fair value of the assets and liabilities.
In respect of mining company acquisitions, such as the acquisition of EGU in February 2012, purchase consideration is typically allocated to the mineral reserves and resources being acquired. The estimate of reserves and resources is subject to assumptions relating to life of the mine and may change when new information becomes available. Changes in reserves and resources as a result of factors such as production costs, recovery rates, grade or reserves or commodity prices could impact depreciation rates, asset carrying values and environmental and restoration provisions. Changes in assumptions over long-term commodity prices, market demand and supply, and economic and regulatory climates could also impact the carrying value of assets, including goodwill.
Estimated recoverable reserves and resources
Mineral reserve and resource estimates are based on various assumptions relating to operating matters, including, with respect to production costs, mining and processing recoveries, cut-off grades, as well as assumptions relating to long-term commodity prices and, in some cases, exchange rates, inflation rates and capital costs. Cost estimates are based on feasibility study estimates or operating history. Estimates are prepared by appropriately qualified persons, but will be impacted by forecasted commodity prices, inflation rates, exchange rates, capital and production costs and recoveries amongst other factors. Estimated recoverable reserves and resources are used to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for deferred stripping costs, in performing impairment testing and for forecasting the timing of the payment of decommissioning and restoration costs. Therefore, changes in the assumptions used could impact the carrying value of assets, depreciation and impairment charges recorded in the income statement and the carrying value of the decommissioning and restoration provision.
Current and deferred taxes
The Company calculates current and deferred tax provisions for each of the jurisdictions in which it operates. Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of financial statements. Therefore, profit in subsequent periods will be affected by the amount that estimates differ from the final tax return.
Estimates of recoverability are required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet. The Company also evaluates the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled. Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future production and sales volumes, commodity prices, reserves, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions.
Judgement is also required in the application of income tax legislation. These estimates and judgments are subject to risk and uncertainty and could result in an adjustment to current and deferred tax provisions and a corresponding credit or debit to profit.

(3)

5.	Acquisition of European Goldfields Ltd.

On February 24, 2012 the Company acquired 100% of the issued and outstanding shares of EGU. Under the terms of the Arrangement former EGU shareholders received 0.85 of an Eldorado common share and C$0.0001 in cash for each EGU share. Eldorado issued 157,959,316 common shares pursuant to the Arrangement. EGU holds a 95% stake in the Kassandra Mines district in Greece, which is comprised of the Stratoni Mine, and the Olympias and Skouries development projects, and an 80% stake in the Certej development project in Romania.

The Company acquired EGU to increase its presence in the Aegean region and leverage local operating knowledge and expertise.

The goodwill of $473,782 resulting from the acquisition arises mainly on the recognition of deferred income tax liabilities and non-controlling interests and represents, among other things, the exploration potential within the assets acquired and future variability in the price of minerals. None of the goodwill is deductible for tax purposes.

In April 2007, Hellas Gold ("Hellas"), a subsidiary of EGU, agreed to sell to Silver Wheaton (Caymans) Ltd. ("Silver Wheaton") all of the silver metal to be produced from ore extracted during the mine-life within an area of approximately seven square kilometres around the Stratoni mine up to 15 million ounces, or 20 million ounces if additional silver is processed through the Stratoni mill from areas other than the current producing mine. The sale was made in consideration of a prepayment to Hellas of $57.5 million in cash, plus a payment per ounce of payable silver equal to the lesser of $3.90 and the prevailing market price per ounce calculated, due and payable at the time of delivery. The expected cash flows associated with the sale of the silver to Silver Wheaton at a price lower than market price have been reflected in the fair value of the mining interest recorded upon acquisition of EGU. The Company has presented the value of any expected future cash flows from the sale of any future silver production to Silver Wheaton as part of the mining interest, as the Company did not receive any of the original upfront payment. Further, the Company does not believe that the agreement to sell to Silver Wheaton meets the definition of an onerous contract or other liability as the obligation only arises upon production of the silver.

The allocation of the purchase price is as follows:

Purchase price:

157,959,316 common shares of shares of Eldorado at C$15.05/share	$ 2,380,140
4,713,248 replacement options	31,130
1,931,542 equity settled deferred phantom units	29,105
Cash consideration	19
Total Consideration	$ 2,440,394

Net assets acquired:

Cash	$ 18,808
Accounts receivable	20,844
Inventory	9,689
Other assets	9,232
Mining interests	2,745,440
Goodwill	473,782
Accounts payable	(71,944)
Other liabilities	(45,457)
Deferred income taxes	(495,744)
Non-controlling interest	(224,256)
$ 2,440,394

(4)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.	Acquisition of European Goldfields Ltd. (continued)

The purchase price allocation was finalized as at March 31, 2013. There were no changes from what was reported in the Company’s annual financial statements for the year ended December 31, 2012.

The fair value of the common shares and replacement options issued and the equity settled deferred phantom units (“DPUs”) as part of the consideration paid for EGU was based on the closing share price on February 24, 2012 on the Toronto Stock Exchange. The value of the replacement options was calculated using the Black-Scholes model. The following inputs were used to value the replacement options:

Risk-free interest rate	1.28%
Expected volatility (range)	39% – 44%
Expected life (range)	0.7 – 1.7 years
Expected dividends per share	Cdn $0.09
Forfeiture rate	0%

Acquisition related costs of $17,804 have been charged to transaction costs in the unaudited condensed consolidated income statement for the three months ended March 31, 2012.

The unaudited condensed consolidated financial statements for the three months ended March 31, 2012 include EGU’s results from February 24, 2012 to March 31, 2012. The revenue included in the unaudited condensed consolidated income statement for the period from February 24, 2012 to March 31, 2012 contributed by EGU was $5,695. This was from the sales of zinc, lead and silver concentrates produced at the Stratoni Mine in Greece. The net loss before tax was $11,540.

Had EGU been consolidated from January 1, 2012, the unaudited condensed consolidated income statement for the three months ended March 31, 2012 would include additional revenue of $13,473 and a net loss before tax of $35,009 from EGU.

Eldorado received net cash of $18,789 as a result of the EGU transaction. This net increase of cash was a result of an acquired cash balance of $18,808 less cash consideration of $19.

6.	Debt
	March 31, 2013 $	December 31, 2012 $
Current:
Jinfeng China Merchant Bank (“CMB”) working capital loan (a)	12,442	-
Eastern Dragon HSBC revolving loan facility (b)	-	10,341
	12,442	10,341
Non-current:
Senior notes (c)	583,320	582,974
	595,762	593,315

(a) Jinfeng CMB working capital loan

On January 16, 2013, Jinfeng entered into a RMB 100.0 million ($15,952) working capital loan with CMB. Each drawdown bears fixed interest at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. The Facility has a term of up to one year, from January 16, 2013 to January 15, 2014. The facility is unsecured.

As at March 31, 2013, Jinfeng has drawn down RMB 78.0 million ($12,442) under this facility and has used the proceeds to fund working capital obligations. This tranche of the loan has a term of six months and a fixed interest rate of 5.6%.

(b) Eastern Dragon HSBC revolving loan facility

In March 2013, Eastern Dragon re-paid the full amount of this loan.

(5)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

6.	Debt (continued)

(c) Senior notes

On December 10, 2012, the Company completed an offering of $600.0 million senior notes (“the notes”) at par value, with a coupon rate of 6.125% due December 15, 2020. The notes pay interest semi-annually on June 15 and December 15. Net deferred financing costs of $16,680 have been included as an offset in the balance of the notes in the financial statements and are being amortized over the term of the notes.

The fair market value of the notes as at March 31, 2013 was $624.8 million.

(d) Entrusted loan

In November 2010, Eastern Dragon, HSBC Bank (China) and Qinghai Dachaidan Mining Ltd (“QDML”), our 90% owned subsidiary, entered into a RMB 12.0 million ($1,914) entrusted loan agreement, which was subsequently increased to RMB 180.0 million ($28,713) in September 2011 and to RMB 620.0 million ($98,901) in September 2012.

Under the terms of the entrusted loan, QDML with its own funds entrusts HSBC Bank (China) to provide a loan facility in the name of QDML to Eastern Dragon. The loan can be drawn down in tranches. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. Each draw down has a term of three months and can be rolled forward at the discretion of QDML. The interest rate on this loan as at March 31, 2013 was 4.59%.

As at March 31, 2013, RMB 620.0 million ($98,901) had been drawn under the entrusted loan.

The entrusted loan has been recorded on a net settlement basis.

7.	Income tax expense and deferred taxes

On January 11, 2013 the government of Greece enacted legislation increasing the corporate income tax rate from 20% to 26%, effective January 1, 2013. As required by IAS 12, “Income Taxes”, when an income tax rate has changed the deferred tax liability must be adjusted to reflect the change in the income tax rate. This non-cash adjustment is required to be charged to deferred income tax expense. The Company recorded the adjustment during the quarter ended March 31, 2013 increasing its deferred tax liability and deferred tax expense by $125.2 million.

8.	Share capital
Eldorado’s authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At March 31, 2013 there were no non-voting common shares outstanding (December 31, 2012 – none).

Voting common shares	Number of Shares	Total $

At January 1, 2013	714,344,476	5,300,957
Shares issued upon exercise of share options, for cash	234,750	1,422
Estimated fair value of share options exercised	-	716
At March 31, 2013	714,579,226	5,303,095

(6)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

9.	Share-based payments

(a) Share option plans

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2013
	Weighted average exercise price Cdn$	Number of options
At January 1,	13.68	15,074,444
Granted	10.42	5,491,825
Exercised	6.04	(234,750)
Forfeited	16.14	(767,491)
At March 31,	12.76	19,564,028

At March 31, 2013, 13,680,890 share options (March 31, 2012 – 12,676,867) with a weighted average exercise price of Cdn$13.10 (March 31, 2012 – Cdn$11.95) had vested and were exercisable.

Share based compensation expense related to share options for the quarter ended March 31, 2013 was $5,517.

(b) Restricted share unit plan

A total of 633,912 restricted share units (“RSUs”) at a grant-date fair value of Cdn$10.51 per unit were granted during the period ended March 31, 2013 under the Company’s RSU plan and 211,304 were exercisable as at March 31, 2013.

The fair value of each RSU issued is determined as the closing share price at grant date. The current maximum number of common shares authorized for issue under the RSU plan is 5,000,000.

A summary of the status of the restricted share unit plan and changes during the quarter ended March 31, 2013 is as follows:

Total RSUs
Balance at December 31, 2012	465,832
RSUs Granted	633,912
Redeemed	(151,436)
Forfeited	-
Balance at March 31, 2013	948,308

As at March 31, 2013, 948,308 common shares purchased by the Company remain held in trust in connection with this plan. At the end of the period, 318,583 restricted share units are fully vested and exercisable. These shares purchased and held in trust have been included in treasury stock in the balance sheet.

Restricted share units expense for the period ended March 31, 2013 was $3,076.

(c) Deferred share units plan

At March 31, 2013, 196,336 deferred share units (“DSUs”) were outstanding with a value of $1,938, which is included in accounts payable and accrued liabilities.

Compensation expense related to the DSUs was $284 for the period ended March 31, 2013.

(7)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.	Fair value of financial instruments

Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.

The three levels of the fair value hierarchy are described below:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•	Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e.,quoted prices for similar assets or liabilities).
•	Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Assets and liabilities measured at fair value as at March 31, 2013 include:

	Balance at March 31, 2013	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable inputs
	$	$	$	$
		(Level 1)	(Level 2)	(Level 3)
Assets

Available-for-sale financial assets
Marketable securities	3,352	3,352	-	-

Total assets	3,352	3,352	-	-

No liabilities are measured at fair value on a recurring basis as at March 31, 2013.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in Level 1. Instruments included in Level 1 comprise primarily publicly-traded equity investments classified as held-for-trading securities or available-for-sale securities.

The following table provides the carrying value and the fair value of financial instruments at March 31, 2013 and December 31, 2012:

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Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

	March 31, 2013		December 31, 2012
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$
Financial Assets
Available-for-sale
Marketable securities	3,352	3,352	1,988	1,988

Loans and receivables
Cash and cash equivalents	668,615	668,615	816,843	816,843
Term depostis	158,927	158,927	-	-
Restricted cash	261	261	241	241
Accounts receivable and other	83,252	83,252	105,600	105,600
Restricted assets and other	20,081	20,081	17,001	17,001

Financial Liabilities
Accounts payable and accrued liabilities	228,113	228,113	224,567	224,567
Debt	595,762	637,192	593,315	622,341

11.	Supplementary cash flow information
	March 31, 2013 $	March 31, 2012 $

Changes in non-cash working capital
Accounts receivable and other	14,895	5,447
Inventories	10,787	(18,210)
Accounts payable and accrued liabilities	1,486	(6,778)
Total	27,168	(19,541)

Supplementary cash flow information
Income taxes paid	27,318	36,999
Interest paid	433	1,323

Non-cash investing and financing activities
Shares, options and DPUs issued on acquisition of European Goldfields Ltd.	-	2,440,375

12.	Segment information

Identification of reportable segments

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or CODM) in assessing performance and in determining the allocation of resources.

The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include gross profit (loss), expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at March 31, 2013, Eldorado had six reportable segments based on the geographical location of mining and exploration and development activities.

12.1 Geographical segments

Geographically, the operating segments are identified by country and by operating mine or mine under construction as follows:

•	The Brazil reporting segment includes the Vila Nova mine, development activities of Tocantinzinho and exploration activities in Brazil.

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Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

•	The Turkey reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkey.
•	The China reporting segment includes the Tanjianshan (“TJS”), Jinfeng and White Mountain mines, the Eastern Dragon development project and exploration activities in China.
•	The Greece reporting segment includes the Stratoni mine and the Olympias, Skouries and Perama Hill development projects and exploration activities in Greece.
•	The Greece reporting segment includes the Stratoni mine and the Olympias, Skouries and Perama Hill development projects and exploration activities in Greece.
•	The Romania reporting segment includes the Certej development project.
•	Other reporting segment includes operations of Eldorado’s corporate office and exploration activities in other countries.
Financial information about each of these operating segments is reported to the CODM on at least a monthly basis.

12. Segment information (continued)

For the three months ended March 31, 2013
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	198,142	111,815	15,160	12,951	-	-	338,068
Production costs	58,900	51,387	8,501	11,580	-	-	130,368
Depreciation	13,113	20,149	1,236	2,130	-	486	37,114
Gross profit (loss)	126,129	40,279	5,423	(759)	-	(486)	170,586

Other material items of income and expense
Exploration costs	2,174	1,372	1,273	888	386	1,531	7,624
Income tax expense	32,452	9,828	845	128,071	-	56	171,252

Additions to property, plant and
equipment during the year	44,676	23,054	5,589	20,950	4,505	841	99,615

Information about assets and liabilities
Property, plant and equipment (*)	734,897	1,957,612	202,578	2,437,426	597,663	2,707	5,932,883
Goodwill	-	365,928	-	473,782	-	-	839,710
	734,897	2,323,540	202,578	2,911,208	597,663	2,707	6,772,593

Debt	-	12,442	-	-	-	583,320	595,762

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Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

For the three months ended March 31, 2012
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	111,556	146,850	7,448	5,695	-	-	271,549
Production costs	25,379	55,632	5,791	4,437	-	-	91,239
Depreciation	2,726	22,804	742	756	-	380	27,408
Gross profit (loss)	83,451	68,414	915	502	-	(380)	152,902

Other material items of income and expense
Exploration costs	1,905	3,302	2,282	-	-	1,207	8,696
Income tax expense	13,270	14,795	(467)	95	-	32	27,725

Additions to property, plant and
equipment during the year	18,858	17,989	5,043	4,466	421	870	47,647

* Net of revenues from sale of pre-commercial production

12. Segment information (continued)

The Turkey and China segments derive their revenues from sales of gold. The Brazil segment derives its revenue from sales of iron ore. The Greece segment derives its revenue from sales of zinc, lead and silver concentrates.

The measure of total debt represents the current and long-term portions of debt.

12.2 Economic dependence

At March 31, 2013, each of our Chinese mines had one major customer, to whom each sells its entire production, as follows:
TJS Mine	Henan Zhongyuan Gold Smelter Factory Co. Ltd.of Zhongjin Gold Holding Co. Ltd.
Jinfeng Mine	Zijin Refinery
White Mountain Mine	Refinery of Shandong Humon Smelting Co. Ltd.

12.3 Seasonality/cyclicality of operations
Management does not consider operations to be of a significant seasonal or cyclical nature.

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